Exhibit 99.2

TAC Capital LLC

One Momentum Boulevard, Suite 1000

College Station, Texas 77845

January 19, 2017

Bravo Brio Restaurant Group, Inc.

Attention: Nominating and Corporate Governance Committee

c/o James J. O’Connor, Corporate Secretary

777 Goodale Boulevard, Suite 100

Columbus, Ohio 43212

Re:	Request for Seats on the Board of Directors

Dear Sirs:

We, TAC Capital LLC, are writing to you as the largest shareholder of Bravo Brio Restaurant Group, Inc. (“BBRG” or the “Company”). We currently beneficially own approximately 15% of the Company’s outstanding shares and we plan to be a long-term shareholder of the Company. You may find additional information about TAC Capital LLC in our Schedule 13D filed with the SEC on January 19, 2017.

This letter requests that the Board of Directors of the Company (the “Board”) or its Nominating and Corporate Governance Committee (the “Nominating Committee”), as appropriate, review and consider William B. Dusek, Jimmy Loup and James L. Wolfe (the “Director Candidates”) as candidates for Board membership. Certain information concerning the Director Candidates is set forth in Annex A to this letter and enclosed with this letter are their curricula vitae. Written consents to nomination and to serve as a director, if elected, from each of the Director Candidates are attached as Annex B.

As a shareholder, we believe the Board would benefit from the addition of new independent directors, and we expect the Director Candidates will offer to the Board new perspectives, strengths and experiences with their backgrounds in restaurant operations, finance, management and strategic planning. We also believe that minority representation on the Board by a large shareholder is in the best interests of the Company and all the Company’s shareholders generally.

We appreciate that the responsibilities of the Nominating Committee include vetting and recommending all director candidates for the Board, and any such recommendation can only be made after careful, thoughtful and deliberative consideration of a possible candidate, including specifically their attributes and qualifications to serve as a Board member and the value he or she would add to the Board for the benefit of the Company and the shareholders generally. We also appreciate that the Board is required to exercise its fiduciary duties and act in the best interest of the Company’s shareholders at large. In this context, we are prepared to furnish any additional pertinent information concerning the Director Candidates that is reasonably requested, and each of the Director Candidates is ready and willing to make themselves available at your convenience for meetings and interviews so that the Nominating Committee and Board are able to follow an appropriately informative, thoughtful, deliberative and fulsome process. However, in order to preserve our rights as a shareholder to submit our own slate of nominees for election as Class I members at this year’s annual meeting, we request that the Nominating Committee advise us regarding its plans with respect to the consideration of the Director Candidates on or before January 27, 2017.

For the avoidance of doubt, we would expect that, upon completion of the review and consideration process of the Director Candidates, the Board will promptly take action to increase the size of the Board and add the Director Candidates in the newly created directorships, so apportioned between the classes as to make each class as nearly equal in number of members as possible. We would further expect that the Director Candidate(s) added to the Board as Class I members (whose terms are expiring at this year’s annual meeting) will be included in the Company’s slate of nominees for re-election by the shareholders, together with the three current Class I members, assuming they are nominated and willing to stand for re-election.

We believe that the Company has great potential and we look forward to working with the Board to improve the Company’s strategy, operations, corporate governance and investor relations in order to unlock long-term shareholder value.

We very much look forward to hearing from you.

Very truly yours,

/s/ Donald A. Adam

Donald A. Adam

Chairman

Enclosures

cc:	William B. Dusek

Jimmy Loup

James L. Wolfe

Michael G. Keeley, Esq.

Annex A

Information Regarding the Director Candidates

Set forth below is the biographical data and statement of qualification for the Director Candidates.

Name	Age	Biographical Data and Statement of Qualification
William B. Dusek	40

Mr. Dusek has significant experience developing corporate and business unit strategies, conducting market assessments, leading mergers & acquisitions, identifying process improvement opportunities and driving organizational change across multiple industries. Mr. Dusek currently serves as Senior Vice President, Corporate Development of The Adam Corporation/Group (“TAC/G”) and has been affiliated with TAC/G since 2014. TAC/G is a privately-owned company headquartered in College Station, Texas that owns and operates companies in the hospitality, financial services, real estate development, commercial construction, insurance services and marble and granite industries. In his current role, Mr. Dusek leads the company’s mergers & acquisitions and portfolio company integration activities. Mr. Dusek also serves as Managing Director of The Stone Collection, LLC, a TAC/G portfolio company, where he is responsible for managing all aspects of the business.

For more than ten years, Mr. Dusek has led strategy-based transformations for a broad range of companies. As a consultant, Mr. Dusek led the development of the business unit strategy for a $150 million regional distributor, ultimately positioning it to service a new industry through both organic and inorganic entries. Mr. Dusek was also a key contributor in the realignment of the operating model of an $8 billion utility to increase the effectiveness and efficiency of its corporate functions including IT, HR, Finance and Accounting. He also led the analysis to “right-size” another utility after the spin-off of a businesss unit, identifying more than $200 million of potential cost savings. Mr. Dusek also developed the strategic framework to assist an independent refiner of petroleum products to determine how to maximize the value of its commercial portfolio. More recently, Mr. Dusek has overseen the six-fold increase in The Stone Collection’s operating footprint, from one location in 2014 to six showrooms and warehouses operating in four states in 2017.

Mr. Dusek currently serves on the boards of directors of The Stone Collection, LLC and other TAC/G portfolio companies. Prior to his affiliation with TAC/G, Mr. Dusek was a Dallas, Texas-based Principal in the Energy, Chemicals and Utilities practice of Booz & Company, the oldest continually existing strategy consultancy in the world. Mr. Dusek began his career with Enron in Houston, Texas before transferring to London to launch the company’s metals trading company. Mr. Dusek graduated with Honors from The University of Chicago, Booth School of Business with a Master of Business Administration. Prior to beginning his career, Mr. Dusek graduated magna cum laude from Texas A&M University with a Bachelor of Business Administration.

A-1

Name	Age	Biographical Data and Statement of Qualification
Jimmy Loup	43

Mr. Loup is the founder and CEO of Grub Burger Bar, which operates seventeen restaurants in six states. From 2004 to 2012, Mr. Loup served as the Joint Venture Partner for Outback Steakhouse in Atlanta and Middle Georgia. In that role, he managed the operations of eleven to fifteen restaurants and was responsible for providing leadership to the area by developing and working with the management teams in each location.

Mr. Loup began his career with Outback Steakhouse in 1992 as a line cook in Houston, Texas. He worked as an hourly employee in various positions as he earned a bachelor’s degree in business from Texas A&M University. In 1999, he was promoted to Managing Partner of the Outback in College Station, Texas. He held this position for five years until 2004 when he was promoted to the position of Joint Venture Partner in Atlanta and South Georgia.

James L. Wolfe	65

Mr. Wolfe has over 40 years of extensive managerial experience across multiple industries, with particular emphasis in financial services. Mr. Wolfe currently serves as President of The Adam Corporation/Group (“TAC/G”) and has been affiliated with TAC/G since 1989. TAC/G is a privately-owned company headquartered in College Station, Texas that owns and operates companies in the hospitality, financial services, real estate development, commercial construction, insurance services, and marble and granite industries. As President, Mr. Wolfe is responsible for managing all aspects of the businesses.

Beginning in 1989, Mr. Wolfe assisted TAC/G in merging 14 failed and/or troubled financial institutions into a single banking enterprise – First American Bank. As Chief Financial Officer of First American, Mr. Wolfe assisted in resolving troubled assets and paring unprofitable retail branches, creating a smaller, more efficient institution that was poised to stand the test of time. Mr. Wolfe was then a key contributor in the development and implementation of First American’s strategic growth plan that included expansion into the major Texas cities of Dallas/Fort Worth, Houston and Austin. By the end of 2004, First American had reached nearly $3.6 billion in assets and 107 branch locations. During Mr. Wolfe’s tenure as CFO, First American became a highly profitable banking institution highly regarded by customers, employees, peers, and regulators. In March of 2005 Citigroup, then the world’s largest financial institution, selected First American as its platform to expand into the Texas banking market, purchasing First American from TAC/G.

Mr. Wolfe currently serves on the board of directors for TAC/G and American Momentum Bank, as well as on the board of managers for The Stone Collection, LLC. Prior to his affiliation with TAC/G, Mr. Wolfe was the Controller of Banc United, a financial institution with $5 billion in assets headquartered in Houston, Texas. Mr. Wolfe began his career with KPMG (formerly, Peat, Marwick, Mitchell & Co.) after graduating from Baylor University with a bachelor’s degree in Business Administration. Mr. Wolfe is a Certified Public Accountant.

A-2

Annex B

Consents of Director Candidates to Nomination

and to Serving as a Director, if Elected

Consent

To:	The Board of Directors of

Bravo Brio Restaurant Group, Inc.

I hereby consent to being nominated by TAC Capital LLC for election as a member of the Board of Directors of Bravo Brio Restaurant Group, Inc. and hereby consent to serve as a director of the Company if I am so elected.

I hereby confirm that, if elected, I am willing and able to attend all meetings of the Board of Directors and committees where appropriate, any training sessions and the Company’s annual meeting of shareholders, and I have sufficient time available to devote to the affairs of the Company in my capacity as a director.

/s/ William Dusek
Name: William Dusek
Dated: January 18, 2017

Consent

To:	The Board of Directors of

Bravo Brio Restaurant Group, Inc.

I hereby consent to being nominated by TAC Capital LLC for election as a member of the Board of Directors of Bravo Brio Restaurant Group, Inc. and hereby consent to serve as a director of the Company if I am so elected.

I hereby confirm that, if elected, I am willing and able to attend all meetings of the Board of Directors and committees where appropriate, any training sessions and the Company’s annual meeting of shareholders, and I have sufficient time available to devote to the affairs of the Company in my capacity as a director.

/s/ Jimmy Loup
Name: Jimmy Loup
Dated: January 18, 2017

Consent

To:	The Board of Directors of

Bravo Brio Restaurant Group, Inc.

I hereby consent to being nominated by TAC Capital LLC for election as a member of the Board of Directors of Bravo Brio Restaurant Group, Inc. and hereby consent to serve as a director of the Company if I am so elected.

I hereby confirm that, if elected, I am willing and able to attend all meetings of the Board of Directors and committees where appropriate, any training sessions and the Company’s annual meeting of shareholders, and I have sufficient time available to devote to the affairs of the Company in my capacity as a director.

/s/ James L. Wolfe
Name: James L. Wolfe
Dated: January 18, 2017